Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces Notice of Acceleration of its Previously Delisted VelocitySharesTM 3x Inverse Crude Oil ETNs and VelocitySharesTM 3x Long Crude Oil ETNs

New York April 28, 2020 Credit Suisse AG (“Credit Suisse”) announced today that it has provided notice to accelerate its 3x Inverse Crude Oil ETNs (“DWTIF”) and 3x Long Crude Oil ETNs (“UWTIF”) (together, the “ETNs”), each of which was previously delisted from the NYSE Arca in 2016.

The ETNs were originally listed on the NYSE Arca, but were delisted in 2016. Concurrent with such delisting, Credit Suisse also suspended further issuances of the ETNs. Following the delisting from the NYSE Arca, the ETNs traded on an over-the-counter basis.

As described in the related pricing supplement for the ETNs (the “Pricing Supplement”), Credit Suisse, as the issuer of the ETNs, may, at its option, accelerate all issued and outstanding ETNs on any business day after the inception date. Credit Suisse delivered notice of the acceleration of the ETNs via the Depository Trust Company on April 28, 2020. The acceleration date is expected to be May 11, 2020.

On April 2, 2020, with respect to DWTIF, and on April 21, 2020, with respect to UWTIF, Credit Suisse announced that the intraday indicative value of the ETNs on such respective dates was equal to or less than $0. As disclosed in the Pricing Supplement, because the intraday indicative value of DWTIF and UWTIF was equal to or less than $0, their respective closing indicative value on all future days is $0. Accordingly, because under the terms of the ETNs the amount of any payment due to holders at maturity, upon early redemption or upon acceleration is determined by reference to the closing indicative value of the ETNs, holders of DWTIF and UWTIF will not receive any payment on the ETNs in connection with this acceleration.

None of the other ETNs offered by Credit Suisse are affected by this announcement.

Title of ETN	Ticker Symbol	ETN CUSIP
VelocitySharesTM 3x Inverse Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	DWTIF	22542D548
VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	UWTIF	22539T316

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com
Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Media Release April 28, 2020 Page 2 / 2

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,500 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.